Exhibit 99.1(b)

APPENDIX B

TEXT OF AMENDMENT TO ALVARION LTD. ARTICLES OF ASSOCIATION PURSUANT TO
PROPOSAL 5 AT THE 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Article 6.1 shall be amended and restated in its entirety to read as follows:

6.1         The registered share capital of the Company is One Million and Seven Hundred Thousands New Israeli Shekels (NIS 1,700,000) divided into Seventeen Million (17,000,000) Ordinary Shares, of a nominal value of NIS 0.10 each.